Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Harvest Operations Corp. (the "Corporation")
2100, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4

2.	Date of Material Change

August 17, 2012

3.	News Release

A news release disclosing the nature and substance of the change described in this material change report was issued on August 17, 2012 through the facilities of Marketwire.

4.	Summary of Material Change

On August 17, 2012, Harvest Operations Corp. announced that on September 19, 2012 (the “Redemption Date”) it will redeem the $106,796,000 principal amount of its 6.40% convertible unsecured subordinated debentures (the “2012 Debentures”) maturing October 31, 2012. The 2012 Debentures are listed for trading on the Toronto Stock Exchange under the trading symbol "HTE.DB.D"

5.	Full Description of Material Change

Upon redemption, Harvest will pay to the holders of 2012 Debentures the redemption price equal to the outstanding principal amount of the 2012 Debentures to be redeemed together with all accrued and unpaid interest thereon up to, but excluding the Redemption Date, for a total of $1024.8986 per $1,000 principal amount of 2012 Debentures, The 2012 Debentures will cease to bear interest from and after the Redemption Date.

The redemption will be effected in accordance with the terms and definitions of the trust indenture governing the 2012 Debentures dated January 15, 2003 as supplemented on October 20, 2005 and February 3, 2006.

Harvest expects that holders would no longer want to convert debentures as the conversion price of C$10 cash replaced the conversion into trust units. A holder who converts any Harvest debentures today will receive, in exchange for their converted debentures, a cash payment that is less than the principal amount converted. Holders of debentures are urged to consult their own financial advisors with respect to any conversion or other investment decisions in respect of their debentures.

Debenture holders who are not directly the registered holder of Harvest debentures should contact the financial institution, broker or other intermediary through which they hold their debentures to discuss the receipt of their redemption proceeds.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Rob Pearce, Chief Operating Officer of HOC, by telephone at (403) 265-1178.

9.	Date of Report

August 17, 2012.